UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

HAVERTY FURNITURE COMPANIES, INC.

(Name of Issuer)

Class A Common Stock, $1.00 par value

(Title of Class of Securities)

419596-20-0

(CUSIP Number)

Eliot Robinson
Bryan Cave LLP
One Atlantic Center
Fourteenth Floor
1201 West Peachtree Street, NW
Atlanta, GA 30309
Telephone: (404) 572-6785

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

July 3, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 419596-20-0	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS: Villa Clare Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 603,497 Shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 603,497 Shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 603,497 Shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 419596-20-0	13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS: West Wesley Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 603,497 Shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 603,497 Shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 603,497 Shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 419596-20-0	13D	Page 4 of 6 Pages

1	NAME OF REPORTING PERSONS: Clarence H. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO/PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 65,130 Shares of Class A Common Stock
	8	SHARED VOTING POWER 605,447 Shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 65,130 Shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 605,447 Shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 670,577 Shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 419596-20-0	13D	Page 5 of 6 Pages

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on June 1, 2007 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D filed with the Securities and Exchange Commission on June 12, 2012, Amendment No. 2 to the Original Schedule 13D filed with the Securities and Exchange Commission on November 15, 2012 and Amendment No. 3 filed with the Securities and Exchange Commission on May 15, 2013 (together with the Original Schedule 13D, Amendment No. 1 and Amendment No. 2, the “Schedule 13D”) with respect to the Class A common stock, par value $1.00 per share (the “Class A Common Stock”), of the Company.  This Amendment No. 4 reflects updated information regarding the beneficial ownership of the other Class A Shareholders (as defined below).  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.  The Reporting Persons hereby amend and supplement the Schedule 13D as follows.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)
The Reporting Persons beneficially own an aggregate 670,577 shares or 24.7% of the Class A Common Stock of the Company.  For further information, see the cover pages hereto which are hereby incorporated by reference. All percentages of outstanding Class A Common Stock are calculated based on information included in the Form 10-Q filed by the Company for the period ended March 31, 2013, which reported that 2,718,823 shares of Class A Common Stock were outstanding as of April 30, 2013.

The Reporting Persons may be deemed to constitute a group pursuant to Rule 13d-5(b) with certain other Class A Common Stock shareholders (“Other Class A Shareholders”) as a result of entering into a Class A Shareholders Agreement with those Other Class A Shareholders as described in Item 6 below.  If the Reporting Persons are deemed to have formed a group with the Other Class A Shareholders, each of the Reporting Persons could be deemed to beneficially own the shares collectively held by the group, which would be an aggregate 1,654,593 shares or 60.9% of the Class A Common Stock of the Company; however, each of the Reporting Persons disclaims beneficial ownership of the shares held by other members of the group except as expressly set forth herein.

(b)
The Partnership beneficially owns 603,497 shares or 22.2% of the Class A Common Stock of the Company. West Wesley Associates, LLC is the general partner of the Partnership and holds shared voting and dispositive power with the Partnership with respect to the shares owned by the Partnership.

Mr. Smith beneficially owns 670,577 shares or 24.7% of the Class A Common Stock of the Company.  Mr. Smith has sole voting and dispositive power with respect to 65,130 shares of Class A Common Stock.  Mr. Smith shares voting and dispositive power with respect to 1,950 shares of Class A Common Stock with his wife, Lamar Smith. As the manager of West Wesley Associates, LLC, the Partnership’s general partner, Mr. Smith shares with the Partnership and its general partner voting and dispositive power with respect to the 603,497 shares of Class A Common Stock held by the Partnership.  Mr. Smith disclaims beneficial ownership of the shares held by the Partnership except to the extent of his pecuniary interest therein.

(c)
Except as set forth on Schedule 1 hereto, no transactions in Class A Common Stock were effected in the last 60 days by the Reporting Persons, or, to the best of the knowledge of the Reporting Persons, by any of the other persons named in response to Item 2, if any.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 419596-20-0	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 18, 2013                                                                        VILLA CLARE PARTNERS, L.P.

By: /s/ Clarence H. Smith
Clarence H. Smith
Manager of West Wesley Associates, LLC
(general partner of Villa Clare Partners, L.P.)

WEST WESLEY ASSOCIATES, LLC

By: /s/ Clarence H. Smith
Clarence H. Smith
                                                                                                       Manager

CLARENCE H. SMITH

By: /s/ Clarence H. Smith
Clarence H. Smith

SCHEDULE 1

Shares of Class A Common Stock Acquired or Disposed of by the Reporting Persons in the Last 60 Days

1.	Clarence H. Smith

No transactions.

2.	Villa Clare Partners, L.P.

No transactions.

3.	H5, L.P.

No transactions.

4.	J. Rawson Haverty, Jr.

No transactions.

5.	Marital Trust

No transactions.

6.	Marital Trust B

No transactions.

7.	MMH Trust

No transactions.

8.	Frank S. McGaughey III

No transactions.

9.	Ridge Partners, L.P.

Transaction Date	Nature of Transaction (Acquisition/Disposition)	Number of Shares	Price Per Share	Where and How Transaction Effected
7/3/2013	Disposition	31,118	N/A	Conversion1
7/5/2013	Disposition	5,000	N/A	Transfer2

10.	Richard N. McGaughey

Transaction Date	Nature of Transaction (Acquisition/Disposition)	Number of Shares	Price Per Share	Where and How Transaction Effected
7/5/2013	Acquisition	5,000	N/A	Transfer3

1 Conversion of Class A Common Stock held by the Partnership into common stock of the Company.

2 Transfer of Class A Common Stock to Mr. R. McGaughey.

3 Transfer of Class A Common Stock from Ridge Partners, L.P.